

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2012

<u>Via E-mail</u>
Mark L. Abbate
Chief Financial Officer
Meridian Interstate Bancorp, Inc.
10 Meridian Street
East Boston, MA 02128

> **Re: Meridian Interstate Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 9, 2012**
> **File No. 001-33898**

Dear Mr. Abbate:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Item 11. Executive Compensation</u>

<u>General</u>

1. We are unable to locate disclosure regarding Compensation Committee Interlocks and Insider Participation as required by Item 407(e)(4) of Regulation S-K. Please tell us

where this disclosure is located or otherwise include the required disclosure in your future filings.

Item 16. Exhibits

2. Please file the Incentive Compensation Plan as an exhibit with your future Form 10-K filings or provide us with an analysis supporting your determination that the plan is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Part I. Financial Information

Item 1. Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 5. Loans, pages 19-20

3. Please expand the disclosure in future filings to include the amount of accruing and non-accruing troubled debt restructurings for each period ended. For loans modified as troubled debt restructurings during the current periods presented, please expand the disclosure to state how these troubled debt restructurings have impacted the allowance for loan losses.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Financial Condition at September 30, 2012 and December 31, 2011

Asset Quality

Non-performing Assets, pages 30-31

4. We note the presentation of total non-accrual loans which appear to be total non-performing loans by the subtraction of foreclosed assets from total non-performing assets. In addition, the related ratios below the tabular presentation appear to define total non-performing loans as total non-accrual loans. Since you have presented troubled debt restructurings on page 45 it is unclear if you have included these loans in your presentation of non-accruing loans/non-performing loans on page 44. Please advise the staff if these loans are considered in your determination of non-performing loans and if

not, revise future filings to include all troubled debt restructured loan balances within the body of the table pursuant to Item III C of Guide III and revise the related ratios, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney